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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

VP, WW Marketing

Magic Software Enterprises

(949) 250-1718 X299

davidl@magicsoftware.com

Magic Software Named To SD Times 100 For “Innovative Leadership In The Software Development Industry” For The iBOLT Integration Suite

Irvine, California (May 17, 2004) – Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today that it has been recognized by Software Development Times for innovative leadership, through its inclusion in the “SD Times 100” (www.sdtimes.com/news/102/special1.htm).  Magic Software was also named as one of the influencers and leaders in the category of modeling and design. The SD Times 100 recognizes the leaders and innovators of the software development industry.

"Each year, the editors of BZ Media's SD Times 100 look for companies and influencers which set the technical and market leadership for the software development industry," said Alan Zeichick, editor-in-chief of SD Times. "When choosing the 2004 SD Times 100, we carefully considered each organization's offerings and reputation with developers, as well as the attention and conversation we've heard around the company and its products and technologies, as a sign of leadership within the industry."

Zeichick noted that Magic Software has been named to the list because of its innovative new iBOLT Integration Suite that “merges modeling, portals, and business process management.”

"Magic Software is honored by this industry recognition from the editors at SD Times," said Menachem Hasfari, CEO of Magic Software Enterprises. "Inclusion in the SD Times 100 once again confirms iBOLT’s growing position as a leading business integration framework, which enables companies to align IT and business goals to realize more rapid return on investments with reduced costs and optimized business processes."

About SD Times

Launched in February 2000, BZ Media's SD Times is the newspaper of record for the software-development industry. SD Times is published twice monthly in identical print and digital editions, and can also be read online at www.sdtimes.com.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: May 17, 2004